UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Tsutomu Nakagawa

Senior Director, Global Corporate Strategy

Sumitomo Dainippon Pharma Co., Ltd.

6-8, Doshomachi 2-chome,

Chuo-ku, Osaka 541-0045, Japan

Copies to:

Benjamin O. Lang

Jones Day

The Okura Prestige Tower

2-10-4 Toranomon, Minato-ku

Tokyo 105-001, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G637AM102

Page: 2 of 18

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 50,041,181
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 50,041,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.35%(1)
14	TYPE OF REPORTING PERSON CO

(1)

This calculation is based on 92,077,860 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of July 23, 2021, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2021.

CUSIP: G637AM102

Page: 3 of 18

1	NAMES OF REPORTING PERSONS Sumitomo Dainippon Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 50,041,181
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 50,041,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.35%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Working capital from Sumitomo Dainippon Pharma Co., Ltd. was contributed to Sumitovant Biopharma Ltd. for purposes of acquiring additional shares.
(2)

This calculation is based on 92,077,860 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of July 23, 2021, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2021.

CUSIP: G637AM102

Page: 4 of 18

1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 50,041,181
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 50,041,181
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.35%(1)
14	TYPE OF REPORTING PERSON OO

(1)

This calculation is based on 92,077,860 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of July 23, 2021, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2021.

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) relates to the Common Shares, par value $0.000017727 per share (“Common Shares”), issued by Myovant Sciences Ltd. (the “Issuer”), and amends the Schedule 13D filed on January 3, 2020 (the “Initial Filing”) as amended by Amendment No. 1 filed on March 18, 2020, Amendment No. 2 filed on March 26, 2020, Amendment No. 3 filed on April 16, 2020, Amendment No. 4 filed on May 15, 2020, Amendment No. 5 filed on May 14, 2021 and Amendment No. 6 filed on September 17, 2021 (together with the Initial Filing, the “Original Schedule 13D” and, together with this Amendment No. 7, the “Statement”). Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 7 is being filed to amend Item 2, Item 3 and Item 5 of the Original Schedule 13D as follows:

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is amended and restated to read as follows:

(a) The persons filing this statement are Sumitomo Chemical Co., Ltd., a Japanese corporation (“Sumitomo Chemical”), Sumitomo Dainippon Pharma Co., Ltd., a Japanese corporation (“Sumitomo Dainippon”), and Sumitovant Biopharma Ltd. (formerly known as Vant Alliance Ltd.), a Bermuda exempted company limited by shares (“Sumitovant”) (collectively, the “Reporting Persons”). The Common Shares are owned directly by Sumitovant, which is a wholly-owned subsidiary of Sumitomo Dainippon, which is a 51.76% owned subsidiary of Sumitomo Chemical. Sumitomo Dainippon and Sumitomo Chemical are indirect beneficial owners of the Common Shares. The name of each director and executive officer of the Reporting Persons, each controlling person of the Reporting Persons and each director or officer of a corporation or other person ultimately in control of the Reporting Persons are listed on Schedule A hereto.

(b) Sumitomo Chemical’s principal office address is 27-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8260, Japan. Sumitomo Dainippon’s principal office address is 6-8, Doshomachi 2-chome, Chuo-ku, Osaka 541-0045,  Japan. Sumitovant’s principal office address is 11-12 St. James’s Square Suite 1, 3rd Floor London, United Kingdom SW1Y 4LB. The business address of each director and executive officer of the Reporting Persons, each controlling person of the Reporting Persons and each director or officer of a corporation or other person ultimately in control of the Reporting Persons are listed on Schedule A hereto.

(c) Sumitomo Chemical’s principal business is operating around the world in five business sectors: petrochemicals and plastics, energy and functional materials, IT-related chemicals, health and crop sciences, and pharmaceuticals. Sumitomo Dainippon’s principal business is the research, development, manufacture, purchase, sale, importation and exportation of pharmaceutical products. Sumitovant’s principal business is to act as a holding company and directly own the Common Shares. The principal occupation or employment of each director and executive officer of the Reporting Persons, each controlling person of the Reporting Persons and each director or officer of a corporation or other person ultimately in control of the Reporting Persons are listed on Schedule A hereto.

(d) None of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sumitomo Chemical and Sumitomo Dainippon are Japanese corporations and Sumitovant is a Bermuda exempted company limited by shares. The citizenship of each director and executive officer of the Reporting Persons, each controlling person of the Reporting Persons and each director or officer of a corporation or other person ultimately in control of the Reporting Persons is listed on Schedule A hereto.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplementally amended as follows:

On September 17, 2021, Sumitovant purchased 37,913 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.43 to $23.19 at an average price of $22.7918 per share for an aggregate purchase price of $864,106.07, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 20, 2021, Sumitovant purchased 38,273 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $21.80 to $22.36 at an average price of $22.0957 per share for an aggregate purchase price of $845,670.12, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 21, 2021, Sumitovant purchased 43,000 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.17 to $22.77 at an average price of $22.4756 per share for an aggregate purchase price of $966,451.01, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 22, 2021, Sumitovant purchased 84,018 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $21.54 to $22.48 at an average price of $21.9597 per share for an aggregate purchase price of $1,845,010.77, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 23, 2021, Sumitovant purchased 49,467 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.41 to $23.40 at an average price of $23.0147 per share for an aggregate purchase price of $1,138,469.27, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 23, 2021, Sumitovant purchased 5,311 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $23.42 to $23.50 at an average price of $23.4885 per share for an aggregate purchase price of $124,747.29, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 24, 2021, Sumitovant purchased 36,000 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $23.00 to $23.68 at an average price of $23.4041 per share for an aggregate purchase price of $842,546.21, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

[1]

The Reporting Person hereby undertakes to provide, upon request by the Commission Staff, the Issuer or a security holder of the Issuer, full information regarding the number of shares and prices at which the transactions were effected.

On September 27, 2021, Sumitovant purchased 45,768 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $23.73 to $24.65 at an average price of $ 24.1851 per share for an aggregate purchase price of $1,106,901.26, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 27, 2021, Sumitovant purchased 2,232 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $24.76 to $24.95 at an average price of $24.8594 per share for an aggregate purchase price of $55,486.24, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 28, 2021, Sumitovant purchased 20,677 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.54 to $23.51 at an average price of $22.8458 per share for an aggregate purchase price of $472,382.64, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

The Common Shares in all such transactions were purchased under the 2021 10b5-1 Trading Plan, pursuant to Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. Sumitovant ceased purchasing Common Shares under the 2021 10b5-1 Trading Plan on September 28, 2021.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

(a)—(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.

The aggregate 50,041,181 Common Shares beneficially owned by the Reporting Persons represent 54.35% of the issued and outstanding Common Shares based on 92,077,860 Common Shares issued and outstanding as of July 23, 2021, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2021.

Sumitovant has sole voting power and sole dispositive power with regard to 50,041,181 Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon has shared voting power and shared dispositive power with regard to such Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon, by virtue of their relationships to Sumitovant (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which Sumitovant directly beneficially owns. Each of Sumitomo Chemical and Sumitomo Dainippon disclaims beneficial ownership of such Common Shares for all other purposes.

(c) There have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d) In connection with the Share Return Agreement, filed as Exhibit 99.4 to the Schedule 13-D filed on January 3, 2020, Roivant has the right to receive or the power to direct the receipt of an amount equal to all Distributions (as such term is defined in the Share Return Agreement) made on or in respect of the 4,243,005 Common Shares representing the Myovant Top-Up Shares (as such term is defined in the Share Return Agreement) that are not otherwise received by Roivant pursuant to Section 1 of the Share Return Agreement, to the extent that Roivant would be entitled to receive such Distributions if it held the Myovant Top-Up Shares.

(e) Not applicable.

Item	7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit

99.10 Joint Filing Agreement, dated as of October 27, 2021, by and among Sumitomo Chemical Co., Ltd., Sumitomo Dainippon Pharma Co., Ltd. and Sumitovant Biopharma Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2021	SUMITOMO CHEMICAL CO., LTD.

	By:	/s/ Swathi Padmanabhan, as Attorney-In-Fact

Dated: October 27, 2021	SUMITOMO DAINIPPON PHARMA CO., LTD.

	By:	/s/ Tsutomu Nakagawa
	Name:	Tsutomu Nakagawa
	Title:	Senior Director Global Corporate Strategy

Dated: October 27, 2021	SUMITOVANT BIOPHARMA LTD.

	By:	/s/ Swathi Padmanabhan, as Attorney-In-Fact

Schedule A

Certain Information Concerning the Directors and Executive Officers of Sumitomo Chemical Co., Ltd.

The names and principal occupations, positions, offices or employment, as applicable, of Sumitomo Chemical Co., Ltd.’s directors and executive officers are set forth below. Each of Sumitomo Chemical Co., Ltd.’s directors and executive officers is a citizen of Japan, except Marc Vermeire, who is a citizen of the Kingdom of Belgium. Unless otherwise indicated, the address and principal place of business for each listed director or executive office is c/o Sumitomo Chemical Co., Ltd, 27-1 Shinkawa 2-chome, Chuo-ku, Tokyo 104-8260, Japan.

Name	Position With Sumitomo Chemical Co., Ltd.	Principal Occupation
Masakazu Tokura	Representative Director, Chairman of the Board	—

Keiichi Iwata	Representative Director, President & Executive President	—

Hiroshi Ueda	Director, Executive Vice President, Research Planning and Coordination, Digital and Data Science Innovation, Process & Production Technology & Safety Planning, Production & Safety Fundamental Technology Center, Engineering, Intellectual Property, Responsible Care, Industrial Technology & Research Laboratory, Environmental Health Science Laboratory, Advanced Materials Development Laboratory, Bioscience Research Laboratory	—

Noriaki Takeshita	Representative Director & Senior Managing Executive Officer, Petrochemicals & Plastics Sector, Business Development for a Circular System for Plastics	—

Hiroshi Niinuma	Director & Senior Managing Executive Officer, General Affairs, External Relations, Legal, Human Resources	—

Masaki Matsui	Representative Director & Senior Managing Executive Officer, IT-related Chemicals Sector	—

Kingo Akahori	Representative Director & Senior Managing Executive Officer, Energy & Functional Materials Sector	—

Nobuaki Mito	Representative Director & Senior Managing Executive Officer, Health & Crop Sciences Sector	—

Koichi Ikeda[1]	Outside Director	Senior Alumni, Asahi Group Holdings, Ltd.

Hiroshi Tomono[2]	Outside Director	Senior Advisor, Nippon Steel Corporation

Motoshige Itoh[3]	Outside Director	Professor, Faculty of International Social Sciences, Gakushuin University

Atsuko Muraki	Outside Director	—

Takashi Shigemori	Senior Managing Executive Officer, Corporate Planning, IT Innovation	—

Marc Vermeire	Managing Executive Officer, Sumitomo Chemical Europe S.A./N.V., Sumitomo Chemical Agro Europe S.A.S.	—

Keiichi Sakata	Managing Executive Officer, Sumitomo Chemical Asia Pte Ltd	—

Motoyuki Sakai	Managing Executive Officer, Inorganic Materials Div., Specialty Chemicals Div., Advanced Polymers Div., Battery Materials Div.	—

Name	Position With Sumitomo Chemical Co., Ltd.	Principal Occupation
Seiji Takeuchi	Managing Executive Officer, Planning & Coordination Office, Petrochemicals & Plastics Sector, Responsible Care Dept., Basic Material Div., Industrial Chemicals Div., Petrochemicals Research Laboratory	—

Naoyuki Inoue	Managing Executive Officer, Rabigh Refining and Petrochemical Company	—

Keigo Sasaki	Managing Executive Officer, Corporate Communications Dept., Accounting, Finance	—

Kenji Ohno	Managing Executive Officer, Sustainability Dept., Internal Control and Audit Dept., Legal Dept.	—

Shinichiro Nagata	Managing Executive Officer, Ehime Works	—

Yoshizumi Sasaki	Managing Executive Officer, Business Development Office for a Circular System for Plastics, Resin-related Business Development Dept., Polyolefins Div., Automotive Materials Div.	—

Ichiro Kosaka	Managing Executive Officer, Planning & Coordination Office, Energy & Functional Materials Sector, Quality Assurance Office, Energy & Functional Materials Sector	—

Takanari Yamaguchi	Managing Executive Officer, Planning & Coordination Office, IT-related Chemicals Sector, Quality Assurance Office, IT-related Chemicals Sector	—

1 Principal Place of Business: Asahi Group Holdings, Ltd. 1-23-1 Azumabashi, Sumida-Ku, Tokyo 130-8602, Japan

2 Principal Place of Business: Nippon Steel Corporation, 2-6-1 Marunouchi, Chiyoda-ku, Tokyo 100-8071, Japan

3 Principal Place of Business: Gakushuin University, 1-5-1 Mejiro, Toshima-ku, Tokyo 171-8588, Japan

Certain Information Concerning the Directors and Executive Officers of Sumitomo Dainippon Pharma Co., Ltd.

The names and principal occupations, positions, offices or employment of Sumitomo Dainippon Pharma Co., Ltd.’s directors and executive officers are set forth below. Each of Sumitomo Dainippon’s directors and executive officers is a citizen of Japan, except Antony Loebel and Patricia C. Andrews, who are citizens of the United States. Unless otherwise indicated, the address and principal place of business for each listed director or executive officer is c/o Sumitomo Dainippon Pharma Co., Ltd., 6-8, Doshomachi 2-Chome, Chuo-ku, Osaka 541-0045, Japan.

Name	Position With Sumitomo Dainippon Pharma Co., Ltd.	Principal Occupation
Masayo Tada	Member, Board of Directors, Chairman	—

Hiroshi Nomura	Representative Director, President and CEO	—

Hitoshi Odagiri	Representative Director, Executive Vice President Sales & Marketing Division; Executive Director, Sales & Marketing Division; Senior Director, CNS Sales Department Head of Japan Business Unit	—

Toru Kimura	Representative Director, Executive Vice President; Chief Scientific Officer Regenerative & Cellular Medicine Office; Regenerative & Cellular Medicine Kobe Center; Regenerative & Cellular Medicine Manufacturing Plant	—

Yoshiharu Ikeda	Member, Board of Directors; Senior Executive Officer Regulatory Affairs, Medical Information, Medical Affairs, Corporate Regulatory Compliance & Quality Assurance Division, Technology Research & Development Division, Manufacturing Division; Executive Director, Corporate Regulatory Compliance & Quality Assurance Division Deputy Head of Japan Business Unit	—

Yutaka Atomi[1]	Member, Board of Directors (Outside)	President Emeritus, Kyorin University

Saeko Arai[2]	Member, Board of Directors (Outside)	President of Acuray, Inc.

Nobuhiko Endo[3]	Member, Board of Directors (Outside)	Chairman of the Board, NEC Corporation

Minoru Usui[4]	Member, Board of Directors (Outside)	Chairman and Director, Seiko Epson Corporation

Hiroyuki Baba	Senior Executive Officer, Global Data Design Office, External Affairs, Legal Affairs, Intellectual Property, Corporate Secretariat, IT Management & Digital Transformation, Frontier Business Office	—

Shigeyuki Nishinaka	Senior Executive Officer, Global Corporate Strategy, Global Business Development, International Business Management	—

Hideyuki Harada	Senior Executive Officer, Drug Research Division; Senior Executive Research Director, Drug Research Division	—

Atsuko Higuchi	Executive Officer, Corporate Governance; Corporate Communications; Human Resources	—

Takuya Taguchi	Executive Officer; Deputy Executive Director, Sales & Marketing Division	—

Koichi Kozuki	Executive Officer, Drug Development Division; Executive Director, Drug Development Division; Deputy Executive Director, Corporate Regulatory Compliance & Quality Assurance Division; Deputy Head of Japan Business Unit	—

Name	Position With Sumitomo Dainippon Pharma Co., Ltd.	Principal Occupation
Isao Shimizu	Executive Officer; Executive Research Director, Drug Research Division	—

Yumi Sato[5]	Executive Officer	Executive Vice President and Chief Corporate Strategy Officer, Sunovion Pharmaceuticals Inc.

Kenji Ueno	Executive Officer; Executive Director, Technology Research & Development Division	—

Antony Loebel[5]	Executive Officer	President and CEO, Sunovion Pharmaceuticals Inc.

Patricia C. Andrews[7]	Executive Officer Global Head of Oncology	CEO, Sumitomo Dainippon Pharma Oncology, Inc.

1 Principal Place of Business: Kyorin University 6-20-2 Shinkawa, Mitaka-shi, Tokyo 181-8611 Japan

2 Principal Place of Business: Japan Acuray, Inc., 10-18, Nogaya 5-chome, Machida, Tokyo, 195-0053

3 Principal Place of Business: NEC Corporation, 7-1, Shiba 5-chome Minato-ku, Tokyo 108-8001 Japan

4 Principal Place of Business: Seiko Epson Corporation, 3-3-5 Owa, Suwa, Nagano 392-0001 Japan

5 Principal Place of Business: Sunovion Pharmaceuticals Inc., 84 Waterford Drive Marlborough, MA 01752, U.S.A.

6 Principal Place of Business: Sumitomo Dainippon Pharma Oncology, Inc., 640 Memorial Drive, Cambridge, MA 02139, U.S.A.

Certain Information Concerning the Directors and Executive Officers of Sumitovant Biopharma Ltd.

The names and principal occupations, positions, offices or employment of Sumitovant Biopharma Ltd.’s directors and executive officers are set forth below. Each of Sumitovant Biopharma Ltd.’s directors and executive officers is a citizen of the United States, except Masayo Tada, Hiroshi Nomura, Shigeyuki Nishinaka, and Yuichiro Haruyama, who are citizens of Japan. Unless otherwise indicated, the address and principal place of business for each listed director or executive officer is c/o Sumitovant Biopharma, Inc., 151 W. 42nd Street, 15th Floor, New York, New York 10036.

Name	Position With Sumitovant Biopharma Ltd.	Principal Occupation
Myrtle Potter	Director	Director, CEO, Sumitovant Biopharma, Inc.

Yuichiro Haruyama	Director	Director; Chief Financial Officer, Sumitovant Biopharma, Inc.

Masayo Tada[1]	Director	Member, Board of Directors, Chairman, Sumitomo Dainippon Pharma Co., Ltd.

Hiroshi Nomura[1]	Director	Representative Director, President and CEO, Sumitomo Dainippon Pharma Co., Ltd.

Shigeyuki Nishinaka[1]	Director	Senior Executive Officer, Global Corporate Strategy; Global Business Development; International Business Management, Sumitomo Dainippon Pharma Co., Ltd.

Vivek Ramaswamy[2]	Director	Founder and Executive Chairman, Roivant Sciences Ltd.

Matthew Gline[2]	Director	Chief Executive Officer and Director, Roivant Sciences Ltd.

Marianne L. Romeo[3]	Officer, Head, Global Transactions & Risk Management	—

1 Principal Place of Business: Sumitomo Dainippon Pharma Co., Ltd., 6-8, Doshomachi 2-Chome, Chuo-ku, Osaka 541-0045, Japan

2 Principal Place of Business: Roivant Sciences, Inc. 151 West 42nd Street 15th Floor, New York, NY 10036.

3 Principal Place of Business: Sumitovant Biopharma Ltd., Clarendon House—2 Church Street, Hamilton HM 11, Bermuda